UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 North Main Street Suite 270
(No. and Street)

Walnut Creek	California	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Ken Coit (925) 943-6080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

22667 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R Ken Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Equities Security Corporation, as of August 25, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

R Ken Coit
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Contra Costa }

On 08/25/2020 before me, Shahrokh Shamloo Notary Public,
Date (here insert name and title of the officer)

personally appeared R Ken Coit

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHAHROKH SHAMLOO
COMM. # 2265817
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires DEC. 2, 2022

Signature: Shahrokh Shamloo (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: Annual Audited Report Number of Pages: 2

Document Date: 08/25/2020 Other:

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Sequoia Equities Securities Corporation
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of Sequoia Equities Securities Corporation as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sequoia Equities Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sequoia Equities Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 7 to the financial statements, on March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The ultimate financial impact and duration of these events cannot be reasonably estimated at this time. Our conclusion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Sequoia Equities Securities Corporation's financial statements. The supplemental information is the responsibility of Sequoia Equities Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as Sequoia Equities Securities Corporation's auditor since 2009.

Armanino LLP

Armanino LLP
San Ramon, California

August 27, 2020

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2020

ASSETS

Cash	$ 23,783
Total assets	$ 23,783

STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	$ 682,387
Accumulated deficit	(658,604)
Total stockholder's equity	23,783
Total stockholder's equity	$ 23,783

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2020

Revenues	
Concessions	$ 3,284,232
Total revenue	3,284,232
Expenses	
Commissions	3,284,232
Other operating expenses	54,839
Total expenses	3,339,071
Net loss	$ (54,839)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2020

	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, June 30, 2019	$ 622,387	$ (603,765)	$ 18,622
Capital contributions	60,000	-	60,000
Net loss	-	(54,839)	(54,839)
Balance, June 30, 2020	$ 682,387	$ (658,604)	$ 23,783

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2020

Cash flows from operating activities	
Net loss	$ (54,839)
Cash flows from financing activities	
Capital contributions	60,000
Increase in cash	5,161
Cash at beginning of year	18,622
Cash at end of year	$ 23,783
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Franchise taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Sequoia Equities Securities Corporation (the "Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

2. Summary of Significant Accounting Policies

Cash

The Company classifies highly liquid investments with original maturities of three months or less as cash. Cash is held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers ("ASC 606"), as amended. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. There was no impact to the Company's financial statements from the adoption of ASC 606, and the Company recorded no related assets or liabilities for contracts with customers, nor any impairment losses related to receivables.

The Company earns concession revenue, which is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

2. Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income tax expense is based on reported earnings before income taxes. The Company has evaluated its current tax positions and has concluded that as of June 30, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000 or the ratio of aggregate indebtedness (as defined). The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2020, the Company had net capital of $23,783 which was $18,783 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.00 as of June 30, 2020.

4. Income Taxes

At June 30, 2020, there are federal net operating loss carry forwards of approximately $543,708 and state net operating loss carry forwards of approximately $414,454. The net operating losses expire in the years ending June 30, 2021 through June 30, 2040. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2020.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2015. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2016.

5. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,030 per month for its share of operating expenses under these affiliate expense agreements.

6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2020 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

7. Subsequent Events

The Company has evaluated subsequent events through August 27, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of businesses and shelter in place orders. In response, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which includes significant provisions to provide relief and assistance to affected organizations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings and shelter in place orders and the ultimate impact of the CARES Act and other governmental initiatives.

The COVID-19 pandemic has also begun to disrupt the global supply chain, and may cause disruptions to operations if employees of the Company become sick, are quarantined, or are otherwise limited in their ability to work at Company locations or travel for business.

While the Company does not expect to see a material COVID-19 impact on the Company's results of operations for the first and second quarter of 2020, the Company cannot reasonably estimate the related financial impact and subsequent period financial results given the uncertainties surrounding the duration of the outbreak. Management is monitoring the situation globally on a daily basis in order to mitigate the potential impact of health crisis on the Company's operations and financial performance.

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2020

Net capital		
Stockholder's equity		$ 23,783
Net capital		$ 23,783
Aggregate indebtedness		$ -
Computation of basic net capital requirements		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ -
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 18,783
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)		$ 17,783
Ratio of aggregate indebtedness to net capital		-

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of June 30) - no material differences

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended June 30, 2020

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

SEQUOIA EQUITIES SECURITIES CORPORATION

REPORT ON THE EXEMPTION UNDER SEC RULE 15c3-3
SEQUOIA EQUITIES SECURITIES CORP
FOR THE YEAR ENDED JUNE 30, 2020

SEA 15C3-3 Exemption Report

I, R. Kenneth Coit, President of Sequoia Equities Securities Corp, (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA § 240.15c3-3;
2. The Company met the identified exemption provision in SEA . § 240.15c3-3(k) from July 1, 2019 through June 30, 2020 without exception; and
3. There were no exceptions during July 1, 2019 through June 30, 2020 in meeting the identified exception provision in SEA 240.15c3-3(k)

Respectfully Submitted

R. Kenneth Coit
President
Sequoia Equities Securities Corp

August 27, 2020

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT FROM SEC RULE 15c3-3 OF
SEQUOIA EQUITIES SECURITIES CORPORATION
FOR THE YEAR ENDED JUNE 30, 2020

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Sequoia Equities Securities Corporation Report on Exemption From SEC Rule 15c3-3 for the year ended June 30, 2020, in which (1) Sequoia Equities Securities Corporation (the "Company") identified the following provision of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino[LLP]
San Ramon, California

August 27, 2020

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE
OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sequoia Equities Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Sequoia Equities Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Sequoia Equities Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended June 30, 2020 with the total revenue amount reported in Form SIPC-7 for the year ended June 30, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sequoia Equities Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sequoia Equities Securities Corporation and the SIPC and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

August 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEQUOIA EQUITIES SECURITIES CORP
1655 N MAIN ST STE 270
WALNUT CREEK CA 94596-4688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______________

F. Total assessment balance and interest due (or overpayment carried forward) $______________

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sequoia Equities Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the_____ day of______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2019
and ending 6/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,513,551
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$3,513,551
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$3,513,551
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0015	$0

(to page 1, line 2.A.)